STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF
ELWOOD ENERGY HOLDINGS II, LLC

FIRST. The name of the limited liability company is Elwood Energy Holdings II, LLC.

SECOND. The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, County of New Castle, 19801.

THIRD. The name and address of its registered agent for service of process on the limited liability company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, County of New Castle, 19801.

FOURTH. This Certificate of Formation shall be effective as of October 24, 2014.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 24th day of October, 2014.

By: [signature]
Name: Steven A. Rogers
Title: Authorized Person